UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ________________ TO _________________

COMMISSION FILE NUMBERS 033-47073; 333-147397; 333-154364

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Scotts Company LLC Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041

REQUIRED INFORMATION

The following financial statements and supplemental schedules for The Scotts Company LLC Retirement Savings Plan are being filed herewith:

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014

Notes to Financial Statements

Supplemental Schedules:

Schedule of Delinquent Contributions

Schedule of Assets Held for Investment Purposes at End of Year

Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

The following exhibit is being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm Meaden & Moore, Ltd.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE SCOTTS MIRACLE-GRO COMPANY

Date: June 24, 2016	/s/ THOMAS RANDAL COLEMAN
Thomas Randal Coleman
Executive Vice President and Chief Financial Officer

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Index to the Financial Statements
December 31, 2015 and 2014

Page Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule of Delinquent Contributions	9

Schedule of Assets Held for Investment Purposes at End of Year	10

NOTE: Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Index to Exhibits	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator
The Scotts Company LLC Retirement Savings Plan
Marysville, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of The Scotts Company LLC Retirement Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits of the Plan for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2015 and Schedule of Delinquent Contributions as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MEADEN & MOORE, LTD.
Certified Public Accountants

June 24, 2016
Cleveland, Ohio

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Receivables:
Company contributions receivable	$1,118,504	$641,533
Notes receivable from participants	10,777,050	10,294,509
Employee contributions receivable	455,976	—
Total receivables	12,351,530	10,936,042
Investments held by trustee, at fair value:
Mutual and money market funds	177,567,575	182,259,593
Common collective trusts	122,933,791	109,988,173
Common shares	26,476,893	25,735,683
Self-directed brokerage account	9,773,568	9,532,155
Stable value investment contracts	26,210,924	27,801,060
Total investments held by trustee, at fair value	362,962,751	355,316,664
Total assets	375,314,281	366,252,706
Liabilities
Total liabilities	—	—
Net assets available for benefits	$375,314,281	$366,252,706

See Notes to Financial Statements.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2015	2014
Additions to net assets attributed to:
Contributions:
Company	$16,192,118	$14,911,226
Participant	17,811,559	16,302,415
Rollovers	7,839,295	1,508,867
Total contributions	41,842,972	32,722,508
Interest on notes receivable from participants	425,337	400,564
Investment Income:
Interest and dividend income	9,156,428	10,666,058
Net appreciation (depreciation) in fair value of investments	(6,536,827)	13,251,108
Total additions	44,887,910	57,040,238
Deductions from net assets attributed to:
Benefits paid to participants	35,422,224	44,836,506
Administrative expenses	404,111	361,355
Total deductions	35,826,335	45,197,861
Net increase	9,061,575	11,842,377
Net assets available for benefits:
Beginning of year	366,252,706	354,410,329
End of year	$375,314,281	$366,252,706

See Notes to Financial Statements.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

NOTE 1. DESCRIPTION OF PLAN

The Scotts Company LLC Retirement Savings Plan (the “Plan”) is a defined contribution plan covering all employees of The Scotts Company LLC (the “Company”) who meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions, such as eligibility, vesting, allocation and funding.

Administration
The Company’s Benefits Administrative Committee is responsible for the general operation and administration of the Plan. Fidelity Management Trust Company serves as the Plan trustee, record keeper, and custodian.

Eligibility
Domestic employees (other than employees of EG Systems, Inc.) are eligible to participate in the Plan on the first day of the month coinciding with or immediately following their date of employment. Employees of EG Systems, Inc., doing business as Scotts LawnService®, a subsidiary of the Company, are eligible to make contributions and receive matching contributions on the first day of the month coinciding with or after completing 60 days of service. Temporary employees are not eligible to participate in the Plan.

Contributions
The Plan provides for a participant to make pre-tax contributions of up to 75% of eligible earnings, not to exceed the annual Internal Revenue Service (“IRS”) maximum contribution amount. The maximum contribution for the years ended December 31, 2015 and 2014 was $18,000 and $17,500, respectively. The Plan also provides that participants who will reach age 50 or older by the end of the calendar year and who are making contributions to the Plan may also make catch-up contributions, up to $6,000. Participants also have the option to designate all or any portion of their contributions as after-tax Roth contributions.

Eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of compensation and also receive the applicable Company matching contribution. The Company provides matching contributions of 150% of employees’ initial 4% contribution and 50% of their remaining contribution up to 6%. The Company may make additional discretionary profit sharing matching contributions to eligible employees on their initial 4% contribution.

Prior to January 1, 2011, the Plan provided a Company base retirement contribution for all eligible employees. Generally, eligible employees received a base contribution from the Company equal to 2% of monthly compensation. This percentage increased to 4% when employees’ year to date compensation exceeded 50% of the social security taxable wage base.

Rollover contributions from other plans are also accepted provided certain specified conditions are met. Participants may direct their contributions and their Company matching contributions into any or all of the investment options under the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan document.

Participant Accounts
Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant, allocations of the Company’s base and matching contributions, and Plan earnings. A participant is entitled to the benefit provided from the participant’s vested account balance.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

Vesting
All participants are immediately vested in their contributions to the Plan plus actual earnings thereon. Company matching contributions vest immediately; however, base contributions made by the Company vest after three years of service or immediately upon death, attainment of age 65 or permanent and total disability.

Forfeitures
The non-vested portions of participant account balances are forfeitable and used to reduce Company contributions to the Plan and to pay reasonable Plan fees. Forfeitures used to reduce Company contributions were $506,817 and $375,000 for the years ended December 31, 2015 and 2014, respectively. Forfeitures used to offset plan expenses during the year were $9,890 and $22,844 for the years ended December 31, 2015 and 2014, respectively. The total unused balance remaining in the forfeiture account was $58,613 and $32,976 at December 31, 2015 and 2014, respectively.

Notes Receivable from Participants
Participant loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their account up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participant loans are repaid over a period not to exceed 5 years, or 10 years if the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at rates managed by Fidelity Management Trust Company. Principal and interest are paid through payroll deductions. Loans are recorded at unpaid principal plus accrued but unpaid interest.

Payment of Benefits
Participants are eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant’s account as of the business day the trustee processes the distribution. Normal retirement age is 65; however, the Plan also provides for in-service withdrawals for active employees under certain circumstances. Hardship withdrawals are permitted in accordance with IRS guidelines.

Administrative Expenses
During 2014, the Plan began directly charging a plan administrative fee of $10 per quarter deducted from participant accounts to provide legal, accounting, trustee, record keeping and/or other administrative expenses. Prior to 2014, such expenses were paid by the Company or Trust assets.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investments
The Plan’s investments are recorded at fair value. Purchases and sales of securities are recorded on a trade-date basis using fair market value. Dividends are recorded on the ex-dividend date. Interest is recorded as earned.

The Plan holds a stable value investment contract, Fidelity Managed Income Portfolio II (the “Portfolio”), with Fidelity Management Trust Company (the “Trustee”). The Portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Portfolio invests in underlying assets (typically fixed-income securities or bond funds, although investments may also include derivative instruments such as futures contracts and swap agreements) and enters into “wrapper” contracts issued by a third party. The account is credited with earnings

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap issuer agrees to pay the Portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper have been met. Wrappers are normally purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above). The purpose of the wrappers is to preserve the investors’ principal investment while earning interest income, providing more stability in value than a traditional investment.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payments of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
The Plan provides various investment options, which are subject to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued guidance to address diversity in practice related to how certain investments measured at net asset value (“NAV”) are reported within the financial statement footnotes. The new guidance removes the requirement to categorize investments measured under the current NAV practical expedient within the fair value hierarchy for all investments. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The guidance will become effective for plan years beginning after December 15, 2015 and is required to be applied retrospectively. Early adoption is permitted. The Plan is currently evaluating the potential impact to the Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.

In July 2015, the FASB issued Accounting Standards Update No. 2015-12 (“ASU”), Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosure, (Part III) Measurement Date Practical Expedient. This guidance simplifies certain aspects of employee benefit plan (“EBP”) accounting while satisfying the needs of users of financial statements. It simplifies the measurement of fully benefit-responsive investment contracts (“FBRICs”) and disclosures about plan investments. It also allows an EBP with a fiscal year end that does not coincide with the end of a calendar month to choose a simpler way of measuring its investments and investment-related accounts. The Plan has early adopted relevant pronouncements of the ASU. Part I and Part II have been applied retrospectively, while Part III has been applied prospectively. The adoption of the amended guidance impacts disclosures, and does not have an impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

Subsequent Events
For the year ended December 31, 2015, the Plan has evaluated subsequent events for potential recognition and disclosure through June 24, 2016, the date the financial statements were available for issuance.

NOTE 3. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following describes the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

•	Mutual funds and common shares: Valued at the closing price reported on the active market on which the securities are traded.

•
Common collective trusts: Participant transactions (purchases and sales) may occur daily.  Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.  These trusts seek to provide capital appreciation and current income consistent with their current asset allocations. The fair value is based on net asset value as reported by the trust, which is reported at fair value.

•
Self-directed brokerage account: Includes investments in common stocks, preferred stocks, mutual funds, cash and cash equivalents, bonds, and warrants which are valued at quoted market prices at year end.

•
Stable value investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer (see Note 2).

•
Money market funds: Valued at amortized cost which approximates fair value. The amortized cost of an instrument is determined by valuing it at its original cost and thereafter amortizing any discount or premium from its face value at a constant rate until maturity.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

The following table presents the Company’s investments measured at fair value at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Mutual funds	$177,513,496	$—	$—	$177,513,496
Common collective trusts	—	122,933,791	—	122,933,791
The Scotts Miracle-Gro Company common shares	26,476,893	—	—	26,476,893
Self-directed brokerage account	9,773,568	—	—	9,773,568
Stable value investment contracts	—	26,210,924	—	26,210,924
Money market funds	—	54,079	—	54,079
Total investments at fair value	$213,763,957	$149,198,794	$—	$362,962,751

The following table presents the Company’s investments measured at fair value at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Mutual funds	$182,256,848	$—	$—	$182,256,848
Common collective trusts	—	109,988,173	—	109,988,173
The Scotts Miracle-Gro Company common shares	25,735,683	—	—	25,735,683
Self-directed brokerage account	9,532,155	—	—	9,532,155
Stable value investment contracts	—	27,801,060	—	27,801,060
Money market funds	—	2,745	—	2,745
Total investments at fair value	$217,524,686	$137,791,978	$—	$355,316,664

There were no significant transfers between Level 1 and Level 2 and no transfers in or out of Level 3 as of December 31, 2015 and 2014.

NOTE 4. TAX STATUS

The Plan’s latest favorable determination letter is dated May 30, 2012. The Plan administrator and the Company believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2015, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

NOTE 5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of ERISA. In the event the Plan is terminated, all participants will become fully vested in their accounts.

NOTE 6. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual funds for the investment management services.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common share transactions qualify as party-in-interest.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$375,314,281	$366,252,706
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	188,181	405,970
Net assets available for benefits per the Form 5500	$375,502,462	$366,658,676

The following is a reconciliation of investment income per the financial statements to the Form 5500:

2015
Net increase/(decrease) per the financial statements	$9,061,575
Adjustment from contract value to fair value for fully benefit-responsive investment contracts - 2015	188,181
Adjustment from contract value to fair value for fully benefit-responsive investment contracts - 2014	(405,970)
Net income (loss) per the Form 5500	$8,843,786

NOTE 8. PROHIBITED TRANSACTIONS

As reported on Schedule H, line 4a, Schedule of Delinquent Contributions for the year ended December 31, 2014, certain employee withholdings were not remitted by the Company to the Plan within the time period as defined by ERISA. These transactions constitute prohibited transactions. Management has corrected the late remittances in accordance with the appropriate correction guidelines.

SCHEDULE OF DELINQUENT CONTRIBUTIONS
Form 5500, Schedule H, Part IV, Line 4a
The Scotts Company LLC
Retirement Savings Plan

EIN 31-1414921
Plan Number 001

December 31, 2014

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions $116				Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption (PTE) 2002-51
Check here if Late Participant Loan Repayments are included ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP
	$—	$116	(1) (2)	$—	$—
Total 2014	$—	$116		$—	$—

(1) Represents delinquent participant contributions from a 2014 payroll period. The Company has transmitted the delinquent participant contributions and lost earnings to the Plan in 2014 and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, in April 2015 for $38.

(2) Represents delinquent participant contributions from a 2014 payroll period. The Company has transmitted the delinquent participant contributions and lost earnings to the Plan in 2015 and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, in April 2016 for $78.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
The Scotts Company LLC
Retirement Savings Plan

EIN 31-1414921
Plan Number 001

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	EuroPacific Growth Fund-Class R6	Registered Investment Company	**	$16,349,371
	Dodge and Cox Stock Fund	Registered Investment Company	**	20,878,787
*	Fidelity BrokerageLink	Self-Directed Brokerage Option	**	9,773,568
*	Fidelity Contrafund K	Registered Investment Company	**	36,777,726
*	Fidelity Managed Income Portfolio II	Common Collective Trust	**	26,210,924
*	Fidelity Puritan Fund K	Registered Investment Company	**	18,988,442
*	Fidelity Retirement Money Market Fund	Money Market Fund	**	54,079
	PIMCO Total Return Fund	Registered Investment Company	**	15,162,596
*	Spartan 500 Index Fund	Registered Investment Company	**	22,257,025
*	The Scotts Miracle-Gro Company Common Shares	Employer Securities	**	26,476,893
	T. Rowe Price Institutional Large Cap Growth Fund	Registered Investment Company	**	21,666,182
	Vanguard Extended Market Index Fund	Registered Investment Company	**	25,433,367
	Vanguard Target 2010 Trust II	Common Collective Trust	**	2,972,328
	Vanguard Target 2015 Trust II	Common Collective Trust	**	3,824,404
	Vanguard Target 2020 Trust II	Common Collective Trust	**	23,931,779
	Vanguard Target 2025 Trust II	Common Collective Trust	**	12,379,630
	Vanguard Target 2030 Trust II	Common Collective Trust	**	20,499,919
	Vanguard Target 2035 Trust II	Common Collective Trust	**	12,498,571
	Vanguard Target 2040 Trust II	Common Collective Trust	**	16,171,772
	Vanguard Target 2045 Trust II	Common Collective Trust	**	13,945,220
	Vanguard Target 2050 Trust II	Common Collective Trust	**	9,134,712
	Vanguard Target 2055 Trust II	Common Collective Trust	**	3,331,106
	Vanguard Target 2060 Trust II	Common Collective Trust	**	603,442
	Vanguard Target Retirement Income Trust II	Common Collective Trust	**	3,640,908
	Total Investments			$362,962,751
*	Participant loans	Participant loans (interest at a rate of 4.25% due through January 5, 2026)		10,777,050
				$373,739,801
* - Party-in-interest to the Plan
** - Information not represented because investments are participant directed

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2015
INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm Meaden & Moore, Ltd.